Exhibit 99.1
Sinovac Announces Management Changes
-Chief Financial Officer Resigns -
-Vice President of Sinovac Named Interim Chief Financial Officer -

BEIJING, August 5, 2011 -- Sinovac Biotech Ltd. (Nasdaq: SVA), a leading provider of biopharmaceutical products in China, announced today the resignation of Jacob Chik Keung Ho, its Chief Financial Officer, for personal reasons. The Company has initiated an executive search for a new Chief Financial Officer to replace Mr. Ho, who has agreed to remain with the Company until August 16, 2011.  Ms. Nan Wang, Vice President of Sinovac, has been appointed as the Interim Chief Financial Officer.

Ms. Wang has served as the Vice General Manager of Sinovac Beijing, the Company’s primary operating subsidiary, since 2001, and in other senior management roles. She oversees Sinovac’s business development, strategic management and investment.  She was instrumental in leading Sinovac’s successful public offering in early 2010.  Ms. Wang received her Bachelor of Science degree in Biology from Peking University and her Master of Business Administration’s degree from the University of International Business and Economics, Beijing PRC. She also holds a Diploma in Financial Management, jointly issued by The Association of Chartered Certified Accountants (ACCA) and Beijing College for Entrepreneurs.

Sinovac’s external auditor continues to be Ernst & Young LLP., which has audited the Company since 2005.

Mr. Weidong Yin, Chairman, President and CEO, stated, "We appreciate Jacob's contributions to the Company and wish Jacob the best in his future endeavors.  Nan continues to be a valuable member of the Company’s senior management team and has been instrumental in implementing our corporate strategy over the past decade.  As the Interim Chief Financial Officer, she will provide for a smooth transition as the Company searches for a new Chief Financial Officer.”

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received orders from the Chinese Central Government pursuant to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee
Sinovac Biotech Ltd.
Tel:  +86-10-8279-9871/9659
Fax:  +86-10-6296-6910
Email: ir@sinovac.com

Investors:
Stephanie Carrington
The Ruth Group
Tel:  +1-646-536-7017
Email: scarrington@theruthgroup.com

Media:
Victoria Aguiar
The Ruth Group
Tel:  +1-646-536-7013
Email:  vaguiar@theruthgroup.com